                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               ------------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)
                               (AMENDMENT NO. __)(1)


                         PENNCORP FINANCIAL GROUP, INC.
                                (Name of Issuer)

                       $3.375 CONVERTIBLE PREFERRED STOCK
                   $3.50 SERIES II CONVERTIBLE PREFERRED STOCK
                         (Title of Class of Securities)

                                    708904701
                                    708094206
                                 (CUSIP Number)

                             JAY R. SCHIFFERLI, ESQ.
                            KELLEY DRYE & WARREN LLP
                               TWO STAMFORD PLAZA
                              281 TRESSER BOULEVARD
                             STAMFORD, CT 06901-3229
                                 (203) 324-1400
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                DECEMBER 27, 1999
             (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|

      NOTE. Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 8 Pages)
------------------------

      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

---------------------------                           --------------------------
   CUSIP No. 708094701                13D                   Page 2 of 9 Pages
             708094206
---------------------------                           --------------------------

--------------------------------------------------------------------------------

1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Forest Investment Management LLC
--------------------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)|_|
                                                                      (b)|_|
--------------------------------------------------------------------------------

3         SEC USE ONLY
--------------------------------------------------------------------------------

4         SOURCE OF FUNDS*
          WC
--------------------------------------------------------------------------------

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                 |_|
          IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------

 NUMBER OF SHARES   7       SOLE VOTING POWER
BENEFICIALLY OWNED          248,900 shares of $3.375 Convertible Preferred Stock
        BY                  175,100 shares of $3.50 Series II Convertible
       EACH                 Preferred Stock
     REPORTING      ------------------------------------------------------------
      PERSON        8       SHARED VOTING POWER
       WITH                 Zero
                    ------------------------------------------------------------

                    9       SOLE DISPOSITIVE POWER
                            248,900 shares of $3.375 Convertible Preferred Stock 175,100 shares of $3.50 Series II Convertible Preferred Stock
                    ------------------------------------------------------------

                    10      SHARED DISPOSITIVE POWER
                            Zero
--------------------------------------------------------------------------------

11        AGGREGATE AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON

          248,900 shares of $3.375 Convertible Preferred Stock (per share convertible into 2.2124 shares of Common Stock) and 175,100 shares of $3.50 Series II Preferred Stock (per share convertible into 1.4327 shares of common stock), totaling 801,532 common stock equivalents (see Item 5).
--------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW              |_|
          (11) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------

13        PERCENT  OF CLASS  REPRESENTED  BY  AMOUNT  IN ROW (11)

          7.6% of $3.375 Convertible  Preferred  Stock
          8.6% of $3.50 Series II Convertible Preferred Stock
          2.7% of common stock equivalents
--------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON*
          IA
--------------------------------------------------------------------------------

---------------------------                           --------------------------
   CUSIP No. 708094701                13D                   Page 3 of 9 Pages
             708094206
---------------------------                           --------------------------

--------------------------------------------------------------------------------

1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Founders Financial Group, L.P.
--------------------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|
                                                                      (b) |_|
--------------------------------------------------------------------------------

3         SEC USE ONLY
--------------------------------------------------------------------------------

4         SOURCE OF FUNDS*
          Not Applicable
--------------------------------------------------------------------------------

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                |_|
          IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------

 NUMBER OF SHARES   7       SOLE VOTING POWER
BENEFICIALLY OWNED          248,900 shares of $3.375 Convertible Preferred Stock
        BY                  175,100 shares of $3.50 Series II Convertible
       EACH                 Preferred Stock
     REPORTING      ------------------------------------------------------------
      PERSON
       WITH         8      SHARED VOTING POWER
                           Zero
                    ------------------------------------------------------------

                    9       SOLE DISPOSITIVE POWER
                            248,900 shares of $3.375 Convertible Preferred Stock 175,100 shares of $3.50 Series II Convertible Preferred Stock
                    ------------------------------------------------------------

                    10      SHARED DISPOSITIVE POWER
                            Zero
--------------------------------------------------------------------------------

11        AGGREGATE AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON

          248,900 shares of $3.375 Convertible Preferred Stock (per share convertible into 2.2124 shares of Common Stock) and 175,100 shares of $3.50 Series II Preferred Stock (per share convertible into 1.4327 shares of common stock), totaling 801,532 common stock equivalents (see Item 5).
--------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW              |_|
          (11) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------

13        PERCENT  OF CLASS  REPRESENTED  BY  AMOUNT  IN ROW (11)

          7.6% of $3.375  Convertible  Preferred  Stock
          8.6% of $3.50  Series II Convertible   Preferred   Stock
          2.7% of common  stock   equivalents
--------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON*
          PN
--------------------------------------------------------------------------------

---------------------------                           --------------------------
   CUSIP No. 708094701                13D                   Page 4 of 9 Pages
             708094206
---------------------------                           --------------------------

--------------------------------------------------------------------------------

          NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
1         Michael A. Boyd, Inc.
--------------------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|
                                                                      (b) |_|
--------------------------------------------------------------------------------

3         SEC USE ONLY
--------------------------------------------------------------------------------

4         SOURCE OF FUNDS*
          Not Applicable
--------------------------------------------------------------------------------

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                 |_|
          IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Connecticut
--------------------------------------------------------------------------------

 NUMBER OF SHARES   7       SOLE VOTING POWER
BENEFICIALLY OWNED          248,900 shares of $3.375 Convertible Preferred Stock
        BY                  175,100 shares of $3.50 Series II Convertible
       EACH                 Preferred  Stock
     REPORTING
      PERSON
       WITH
                    ------------------------------------------------------------

                    8       SHARED VOTING POWER
                            Zero
                    ------------------------------------------------------------

                    9       SOLE DISPOSITIVE POWER
                            248,900 shares of $3.375 Convertible Preferred Stock 175,100 shares of $3.50 Series II Convertible Preferred Stock
                    ------------------------------------------------------------

                    10      SHARED DISPOSITIVE POWER
                            Zero
--------------------------------------------------------------------------------

11        AGGREGATE AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON

          248,900 shares of $3.375 Convertible Preferred Stock (per share convertible into 2.2124 shares of Common Stock) and 175,100 shares of $3.50 Series II Preferred Stock (per share convertible into 1.4327 shares of common stock), totaling 801,532 common stock equivalents (see Item 5).
--------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW              |_|
          (11) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------

13        PERCENT  OF CLASS  REPRESENTED  BY  AMOUNT  IN ROW (11)

          7.6% of $3.375  Convertible  Preferred  Stock
          8.6% of $3.50  Series II Convertible Preferred Stock
          2.7% of common stock equivalents
--------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON*
          CO
--------------------------------------------------------------------------------

---------------------------                           --------------------------
   CUSIP No. 708094701                13D                   Page 5 of 9 Pages
             708094206
---------------------------                           --------------------------


--------------------------------------------------------------------------------

          NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
1         Michael A. Boyd
--------------------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|
                                                                      (b) |_|
--------------------------------------------------------------------------------

3         SEC USE ONLY
--------------------------------------------------------------------------------

4         SOURCE OF FUNDS*
          Not Applicable
--------------------------------------------------------------------------------

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                 |_|
          IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
--------------------------------------------------------------------------------

 NUMBER OF SHARES   7       SOLE VOTING POWER
BENEFICIALLY OWNED          248,900 shares of $3.375 Convertible Preferred Stock
        BY                  175,100 shares of $3.50 Series II Convertible
       EACH                 Preferred Stock
     REPORTING
      PERSON
       WITH
                    ------------------------------------------------------------

                    8       SHARED VOTING POWER
                            Zero
                    ------------------------------------------------------------

                    9       SOLE DISPOSITIVE POWER
                            248,900 shares of $3.375 Convertible Preferred Stock 175,100 shares of $3.50 Series II Convertible Preferred Stock
                    ------------------------------------------------------------

                    10      SHARED DISPOSITIVE POWER
                            Zero
--------------------------------------------------------------------------------

11        AGGREGATE AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
          248,900 shares of $3.375 Convertible Preferred Stock (per share convertible into 2.2124 shares of Common Stock) and 175,100 shares of $3.50 Series II Preferred Stock (per share convertible into 1.4327 shares of common stock), totaling 801,532 common stock equivalents (see Item 5).
--------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW              |_|
          (11) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------

13        PERCENT  OF CLASS  REPRESENTED  BY  AMOUNT  IN ROW (11)
          7.6% of $3.375 Convertible  Preferred  Stock
          8.6% of  $3.50  Series  II  Convertible Preferred Stock
          2.7% of common stock equivalents
--------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON*
          IN
--------------------------------------------------------------------------------

ITEM 1.     SECURITY AND ISSUER

      This statement on Schedule 13D relates to the $3.375 Convertible Preferred Stock (the "$3.375 Preferred Stock") and the $3.50 Series II Convertible Preferred Stock (the "$3.50 Preferred Stock" and, with the $3.375 Preferred Stock, the "Preferred Stock") of PennCorp Financial Group, Inc. ("PennCorp").
Each share of $3.375 Preferred Stock is convertible into 2.2124 shares of PennCorp's common stock, par value $.01 per share (the "Common Stock") and each share of $3.50 Preferred Stock is convertible into 1.4327 shares of Common Stock. PennCorp's principal executive office is located at 717 North Harwood Street, Suite 2400, Dallas, Texas 75201.

ITEM 2.     IDENTITY AND BACKGROUND

      (a) This statement is filed by the following persons: (i) Forest Investment Management LLC, an Investment Advisor registered under the Investment Advisors Act of 1940, as amended, and a Delaware limited liability company ("Forest"), (ii) Founders Financial Group L.P., a Delaware limited partnership ("Founders"), in its capacity as the owner of a controlling interest in Forest,
(iii) Michael A. Boyd, Inc., a Connecticut corporation ("MAB, Inc."), in its capacity as the general partner of Founders and (iv) Michael A. Boyd ("Mr. Boyd"), in his capacity as the sole director and shareholder of MAB, Inc. (collectively, the "Filing Parties").

      (b) The address of the principal business and principal office of each of the Filing Parties is 53 Forest Avenue, Old Greenwich, Connecticut 06870.

      (c) The principal business of Forest is that of an investment manager. The principal business of Founders is acting as general partner of Forest and other financial services businesses. The principal business of MAB, Inc. is acting as general partner of Founders.

      (d) None of the Filing Parties has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) None of the Filing Parties has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Mr. Boyd is a United States citizen.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The source of funds used to purchase the shares of Preferred Stock owned by the Filing Parties (the "Shares") was working capital. According to recent records of the Company, the amount of such funds was $2,375,261 for the $3.375 Preferred Stock and $2,093,721 for the $3.50 Preferred Stock.

ITEM 4.     PURPOSE OF TRANSACTION.

      The Shares were acquired in the ordinary course of business for investment purposes. The Filing Parties intention was to review their investment in PennCorp on a continuing basis and, depending upon price and availability of securities of PennCorp, subsequent developments affecting PennCorp, PennCorp's business and prospects, general stock market and economic conditions, tax considerations and other factors deemed relevant, to consider increasing or decreasing the size of their investment in PennCorp.

      On December 21, 1999, PennCorp and its advisors invited holders of approximately 74% of its outstanding Preferred Stock (the "Ad Hoc Committee"), including Forest, to a meeting to hear a presentation regarding a proposed restructuring of PennCorp (the "Restructuring") and PennCorp's progress on a proposed plan to sell substantially all of the assets of its operating subsidiaries (the "Sale Alternative"). Although Forest believed that PennCorp's goal in calling the meeting was to build a consensus among the members of the Ad Hoc Committee for the Restructuring, PennCorp instead indicated its intention to move forward with the Sale Alternative and then consummate a liquidation of PennCorp in a Chapter 11 bankruptcy. In response to this information, on December 23, 1999, the Ad Hoc Committee delivered a letter to the board of directors of PennCorp (the "Board") objecting to this course of action and calling for the Board's acceptance of a Restructuring of PennCorp pursuant to a term sheet attached as an exhibit to the letter. The letter and the term sheet are attached hereto as Exhibit A. Forest believes that the Restructuring on the terms set forth in the term sheet is the only viable alternative for PennCorp at this juncture to insure maximum value to PennCorp's stakeholders, including holders of Preferred Stock, or any value to the holders of the Common Stock. Forest, as part of the Ad Hoc Committee, intends to take all actions at its disposal (including litigation) to prevent the consummation of the Sale Alternative. Each of the filing persons of this Statement may be deemed to be a member of a group within the meaning of Rule 13d-5(b) with the other members of the Ad Hoc Committee, but hereby expressly disclaims such membership in a group and beneficial ownership of the shares held by such other members of the Ad Hoc Committee.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

      (a) As of December 27, 1999, the Filing Parties beneficially owned an aggregate amount of 248,900 shares of $3.375 Preferred Stock, which are convertible into 550,666 shares of Common Stock, and 175,100 shares of $3.50 Preferred Stock, which are convertible into 250,866 shares of Common Stock, totaling 801,532 shares of Common Stock after conversion of all shares of Preferred Stock owned by the Filing Parties. Based upon the most recently available information provided by PennCorp, an aggregate of 29,214,731 shares of Common Stock are outstanding. Accordingly, as of December 27, 1999, the Filing Parties beneficially own approximately 2.7% of the outstanding Common Stock on a diluted basis.

      (b) Forest has the power to vote and the power to dispose of the shares of Preferred Stock, or the underlying Common Stock, it owns and due to Forest's relationship with Founders, MAB, Inc. and Mr. Boyd, Founders, MAB, Inc. and Mr. Boyd have the power to cause Forest to exercise or refrain from exercising such powers.

      (c) No transactions were effected by the Filing Parties in the Preferred Stock during the 60 days prior to the date of this Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            See Item 4.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

            Exhibit  A:  Letter to the Board of  Directors  of
            PennCorp  Financial Group, Inc. dated December 23, 1999.

                                    SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 29, 1999            FOREST INVESTMENT MANAGEMENT LLC


                                    By:         /s/ Michael A. Boyd
                                             Name:  Michael A. Boyd
                                             Title:    Chairman


Dated: December 29, 1999            FOUNDERS FINANCIAL GROUP, L.P.


                                    By:         /s/ Michael A. Boyd
                                             Name:  Michael A. Boyd
                                             Title:    Chairman



Dated: December 29, 1999            MICHAEL A. BOYD, INC.


                                    By:         /s/ Michael A. Boyd
                                             Name:  Michael A. Boyd
                                             Title:    President


Dated: December 29, 1999            MICHAEL A. BOYD


                                    By:        /s/ Michael A. Boyd
                                             Name: Michael A. Boyd